Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-269605

Registration Statement No. 333-269605-01

Relating to the Preliminary Prospectus Supplement dated February 13, 2023

(to Prospectus dated February 6, 2023)

$500,000,000

Jacobs Engineering Group Inc.

5.900% Sustainability-Linked Senior Notes due 2033 (the “Notes”)

Fully and Unconditionally Guaranteed by

Jacobs Solutions Inc.

PRICING TERM SHEET

February 13, 2023

Issuer:	Jacobs Engineering Group Inc.

Parent Guarantor:	Jacobs Solutions Inc.

Ratings (Moody’s/S&P):*	Baa2/BBB-

Format:	SEC Registered

Ranking:	Senior Unsecured

Trade Date:	February 13, 2023

Settlement Date:**	February 16, 2023 (T+3)

Joint Book-Running Managers:	BofA Securities, Inc. Wells Fargo Securities, LLC Morgan Stanley & Co. LLC BNP Paribas Securities Corp. TD Securities (USA) LLC

Co-Managers:

HSBC Securities (USA) Inc.

Scotia Capital (USA) Inc.

U.S. Bancorp Investments, Inc.

Barclays Capital Inc.

Citizens Capital Markets, Inc.

J.P. Morgan Securities LLC

NatWest Markets Securities Inc.

RBC Capital Markets, LLC

Academy Securities, Inc.

Comerica Securities, Inc.

Huntington Securities, Inc.

ICBC Standard Bank Plc

Regions Securities LLC

Truist Securities, Inc.

Principal Amount:	$500,000,000

Maturity Date:	March 1, 2033

Interest Payment Dates:	Semi-annually on March 1 and September 1 of each year, beginning September 1, 2023 (long first coupon)

Interest Payment Record Dates:	February 15 and August 15

Benchmark Treasury:	3.500% UST due February 15, 2033

Benchmark Treasury Price/Yield:	98-07+; 3.713%

Spread to Benchmark Treasury:	220 basis points

Yield to Maturity:	5.913%

Price to Public:	99.899%

Coupon (Interest Rate):	5.900% per annum (the “Initial Interest Rate”), subject to increase as described in “Interest Rate Step Up” below.

First Step Up Date:	September 1, 2028 (or if such day is not a business day, the next succeeding business day)

Second Step Up Date:	September 1, 2030 (or if such day is not a business day, the next succeeding business day)

Interest Rate Step Up:	From and including the First Step Up Date, the interest rate payable on the Notes will be increased by 12.5 basis points to 6.025% per annum (the “First Step Up Interest Rate”), unless the Parent Guarantor has provided the Gender Diversity Satisfaction Notice to the Trustee on or before the First Notification Due Date. From and including the Second Step Up Date, the interest rate payable on the Notes will be increased by 12.5 basis points to (x) 6.150% per annum if the First Step Up Interest Rate was in effect immediately prior to the Second Step Up Date or (y) 6.025% per annum if the Initial Interest Rate was in effect immediately prior to the Second Step Up Date, unless the Parent Guarantor has provided the GHG Emissions Satisfaction Notice to the Trustee on or before the Second Notification Due Date.

Optional Redemption:

Prior to December 1, 2032 (three months prior to the maturity date of the Notes) (the “Par Call Date”), the Issuer may redeem the Notes at its option, in whole or in part, at any time and from time to time, at the redemption price calculated by the Issuer (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

•  (a) the sum of the present values of the remaining scheduled payments of principal and interest on the Notes being redeemed, assuming that such Notes matured on the Par Call Date, discounted to the redemption date on a semiannual basis (assuming a 360-day year of twelve 30-day months), at the Treasury Rate plus 35 basis points, less (b) interest accrued to the redemption date, and

•  100% of the principal amount of such Notes to be redeemed,

plus, in either case, accrued and unpaid interest on the Notes, if any, to, but excluding, the redemption date.

In addition, at any time and from time to time on or after the Par Call Date, the Issuer may redeem the Notes, at its option, in whole or in part, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest on the Notes, if any, to, but excluding, the redemption date.

Solely for calculating the applicable interest rate for determining accrued and unpaid interest to the redemption date for the Notes, if any, and the remaining scheduled payments of interest for the Notes, the applicable interest rate will be calculated assuming that the Parent Guarantor has not satisfied either SPT, unless the Parent Guarantor has provided the Gender Diversity Satisfaction Notice or the GHG Emissions Satisfaction Notice, as applicable, on or prior to the date notice of redemption is delivered to the Trustee, in which case the applicable interest rate shall be calculated assuming the Parent Guarantor has satisfied the applicable SPT.

Change of Control Repurchase:	Upon the occurrence of a change of control triggering event (which involves the occurrence of both a change of control and a below investment grade rating of the Notes by both Moody’s and S&P), the Issuer will be required, unless the Issuer has exercised its option to redeem the Notes, to make an offer to purchase the Notes at a price equal to 101% of the principal amount plus accrued and unpaid interest, if any, to, but excluding the date of repurchase.

CUSIP/ISIN:	469814 AA5 / US469814AA50

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time, and should be evaluated independently of any other rating.

**It is expected that delivery of the notes will be made against payment therefor on or about February 16, 2023, which is the third business day following the date hereof (such settlement cycle being referred to as “T+3”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the second business day prior to the settlement date will be required, by virtue of the fact that the notes initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the notes who wish to trade the notes prior to the second business day prior to the settlement date should consult their own advisors.

The information in this term sheet supplements the information provided in the preliminary prospectus supplement dated February 13, 2023. To the extent information in this term sheet conflicts with information in the preliminary prospectus supplement, this term sheet controls. All capitalized terms used in this term sheet shall have the meaning ascribed to them in the preliminary prospectus supplement.

The Parent Guarantor and Issuer have filed a registration statement (including a prospectus) and preliminary prospectus supplement with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, preliminary prospectus supplement and other documents the Parent Guarantor and the Issuer have filed with the SEC for more complete information about the Parent Guarantor, the Issuer and this offering. You should rely on the prospectus, prospectus supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies of the prospectus and the prospectus supplement may be obtained by calling BofA Securities, Inc. at 1-800-294-1322 (toll-free), Wells Fargo Securities, LLC toll free at (800)-645-3751 or Morgan Stanley & Co. LLC toll-free at (866) 718-1649.

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